October 27, 2004

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Hanna Teshome

Re:	eLong, Inc.
Amendment No. 4 to the
Registration Statement on Form F-1 (see Reg. No. 333-119606)

Ladies and Gentlemen:

On behalf of eLong, Inc. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 (the “Registration Statement”), relating to the proposed underwritten public offering of the Company’s ordinary shares.

Wire transfers in the amounts of $8,742.30 and $380.10 in payment of the registration fee were transmitted to the account of the Securities and Exchange Commission at Mellon Bank, Pittsburgh, Pennsylvania on October 7, 2004 and October 12, 2004, respectively.

The original signature pages to Amendment No. 4 have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

The Company and the managing underwriters currently expect to request acceleration of the Registration Statement in a separate letter of even date. As contemplated by Rule 461(a) under the Securities Act, the Company on its behalf and on behalf of Deutsche Bank Securities, as representative of the underwriters, hereby indicate that each of them is aware of their obligations under the Securities Act.

United States Securities and Exchange Commission

October 27, 2004

Please telephone the undersigned collect at +86 (10) 6505-5511 or Mr. Robert Wray at +81 (3) 3568-2634 if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Jon L Christianson

cc:	Justin Tang
Derek Palaschuk
eLong, Inc.